Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
American Service Insurance Agency, LLC	Texas
Health Plan Intermediaries Holdings, LLC	Delaware
HealthPocket, Inc.	Delaware
Insurance Center for Excellence, LLC	Delaware
Secured Software Solutions, LLC	Florida
Simple Insurance Leads LLC	Delaware
Sunrise Group Marketing LLC	Florida
Sunrise Health Plans, LLC	Florida